N-SAR Item 77D-Policies with respect to security investment

At a meeting of the Board of Directors of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Fund") held on October 20, 2005, the Board approved changes to the Fund's investment policies, as more particularly described in a Supplement dated November 3, 2005 to the Fund's Prospectus dated May 1, 2005, which Supplement was filed on November 3, 2005 with the Securities and Exchange Commission and is incorporated herein by reference.